Morgan Stanley Dean Witter Charter Series
Monthly Report
April 2000

Dear Limited Partner:

The Net Asset Value per Unit for each of the three Morgan Stanley Dean Witter Charter Funds as of April 30, 2000 was as follows:

Funds                    N.A.V.                       % change for month
Charter Graham           $  9.82                         -4.97%
Charter Millburn         $  8.88                          0.68%
Charter Welton           $  8.29                         -6.44%

In general, the performance disparity between the funds in the Charter Series is due to the portfolio structure and trading philosophy unique to each fund. Charter Millburn recorded profits primarily from currency and metals futures trading, particularly from short positions in the euro and short positions in gold futures. Charter Graham incurred losses in the global interest rate and stock index futures markets from U.S. interest rate and stock index futures positions. Charter Welton experienced losses primarily in the global stock index futures markets, a market sector in which this fund participates heavily.

Charter Graham

The Fund decreased in value during April due primarily to losses recorded in the global interest rate futures markets from long positions in U.S. interest rate futures as prices declined amid fears of higher interest rates and a late month bounce in equity prices. In the global stock index futures markets, the short-term price volatility in global equity prices experienced during March continued into April, resulting in losses for U.S. and Japanese stock index futures positions. In the agricultural markets, losses were incurred from long positions in corn futures as prices dropped due to rapid spring plantings and rain in the U.S. Midwest. A portion of these losses was offset by gains recorded in the currency markets from short positions in the euro as the value of the European common currency dropped to record lows versus the U.S. dollar. The euro's fall during the month was attributed to the European Central Bank's (ECB) passive stance towards its currency and increasing concern that the ECB should be more aggressive in combating inflation. Additional currency gains were recorded by Charter Graham from short positions in the South African rand as its value receded to 20-month lows versus the U.S. dollar amid speculation that Zimbabwe is on the verge of devaluing its currency by as much as 25%.

Charter Millburn

The Fund increased in value during April due primarily to gains recorded in the currency markets from short positions in the euro as the value of the European common currency dropped to record lows versus the U.S. dollar and British pound. Strong economic data out of the U.S. and the potential for aggressive rate hikes in the U.S. also boosted the dollar and, subsequently, added to the euro's troubles. In the metals markets, profits were recorded from short positions in gold futures as gold prices declined amid the combination of a global trend towards higher interest rates, a strong U.S. dollar and the prospects of further central bank sales. A portion of these gains was offset by losses recorded in the global interest rate futures markets from long positions in U.S. interest rate futures as prices declined amid fears of higher interest rates and a late month bounce in equity prices. Strong economic data out of the U.S. led investors to believe that additional interest rate hikes by the U.S. Federal Reserve in the near future were inevitable, thus pushing interest rate yields higher and bond prices lower. In the energy markets, losses were incurred from short-term price volatility in crude oil futures as questions regarding future production levels remained in question.

Charter Welton

The Fund decreased in value during April due primarily to losses recorded in the global stock index futures markets. In the U.S., domestic equity prices declined sharply during mid-month, particularly on Friday, April 14, when they plunged sharply following the release of an unexpected jump in the consumer price index. Fears of inflation and concerns that the Federal Reserve may need to raise interest rates more aggressively further panicked an already weary market and forced prices lower, thus resulting in losses for long S&P 500 and NASDAQ 100 Index futures positions. Notable losses were also incurred from long positions in Nikkei Index futures as Japanese equity prices, particularly technology issues, also declined sharply following the downward move of U.S. stock prices. In the global interest rate futures markets, losses were incurred from long positions in U.S. interest rate futures as prices declined amid fears of higher interest rates and a late month bounce in equity prices. In the currency markets, losses were incurred from long positions in the Japanese yen as the value of the yen weakened versus the U.S. dollar amid fears of additional Bank of Japan (BOJ) intervention, following the BOJ's surprise yen-selling on Monday, April 3. The yen was also pressured lower by the present uncertainties around the immediate leadership of Japan's government and the implications that would have for the Japanese economy. A portion of these losses was offset by gains recorded in the soft commodities markets from short positions in cotton and coffee futures, and in the agricultural markets, from short positions in wheat futures as prices fell due to rain in the U.S. Midwest.

Should you have any questions concerning this report, please feel free to contact Demeter Management Corporation at Two World Trade Center, 62nd Floor, New York, NY 10048, or your Morgan Stanley Dean Witter Financial Advisor.

I hereby affirm, that to the best of my knowledge and belief, the information contained in this report is accurate and complete. Past performance is not a guarantee of future results.

Sincerely,


Robert E. Murray
Chairman
Demeter Management Corporation
General Partner


MORGAN STANLEY DEAN WITTER CHARTER SERIES

Historical Fund Performance

Presented below is the percentage change in Net Asset Value per Unit from the start of every calendar year for each Fund in the Morgan Stanley Dean Witter Charter Series. Also provided is the inception-to-date return and the annualized return since inception for each fund. PAST PERFORMANCE IS NOT NECESSARILY
INDICATIVE OF FUTURE RESULTS.
Charter Graham

Year                Return
1999 (10 months)                2.9%
2000 (4 months)                -4.6%

Inception-to-Date Return:      -1.8%
Annualized Return:        -1.5%
_________________________________________________________________
___________________________

Charter Millburn

Year                Return

1999 (10 months)               -7.2%
2000 (4 months)                -4.3%

Inception-to-Date Return:                 - 11.2%
Annualized Return:                - 9.7%
_________________________________________________________________
___________________________

Charter Welton

Year                Return

1999 (10 months)               -10.7%
2000 (4 months)                 -7.2%

Inception-to-Date Return:           -17.1%
Annualized Return:       - 14.8%
_________________________________________________________________
___________________________

Morgan Stanley Dean Witter Charter Series
Statements of Operations
For the Month Ended April 30, 2000
(Unaudited)
                                                     Morgan Stanley Dean Witter
Charter Graham L.P.   Morgan Stanley Dean Witter Charter Millburn L.P.
                                        Percent of
Percent of
                                        April 1, 2000                      April
1, 2000                                                          Beginning
Beginning
                                 Amount Net Asset Value               Amount
Net Asset Value
                                     $        %                   $
%
REVENUES
Trading profit (loss):
  Realized                       (723,123)            (3.21)
(626,020)                        (2.57)
  Net change in unrealized       (320,393)            (1.42)
866,952                           3.56

  Total Trading Results        (1,043,516)            (4.63)
240,932                           0.99
Interest Income (DWR)              94,053              0.42
107,957                           0.44

  Total Revenues                 (949,463)            (4.21)
348,889                           1.43

EXPENSES
Brokerage fees (DWR)              131,232              0.59
142,107                           0.58
Management fees                    37,495              0.17
40,602                            0.17

  Total Expenses                  168,727              0.76
182,709                           0.75

NET INCOME (LOSS)              (1,118,190)            (4.97)
166,180                           0.68

Morgan Stanley Dean Witter Charter Series
Statements of Changes in Net Asset Value
For the Month Ended April 30, 2000
(Unaudited)
                    Morgan Stanley Dean Witter Charter Graham L.P.       Morgan
Stanley Dean Witter Charter Millburn L.P.
                       Units          Amount    Per Unit                   Units
Amount      Per Unit
                                           $          $
$            $
Net Asset Value,
  April 1, 2000        2,177,299.666  22,496,979    10.33
2,763,028.250   24,361,151     8.82
Net Income (Loss)             -       (1,118,190)   (0.51)                    -
166,180                        0.06
Redemptions              (22,575.518)   (221,692)    9.82
(52,512.449)    (466,311)      8.88
Subscriptions             66,449.798     652,537     9.82
87,631.197      778,165        8.88

Net Asset Value,
  April 30, 2000       2,221,173.946  21,809,634     9.82
2,798,146.998   24,839,185     8.88

The accompanying notes are an integral part of these financial statements.

Morgan Stanley Dean Witter Charter Series
Statements of Operations
For the Month Ended April 30, 2000
(Unaudited)
                                                             Morgan Stanley Dean
Witter Charter Welton L.P.
                                        Percent of
                                        April 1, 2000
                                        Beginning
                                 Amount Net Asset Value
                                   $          %
REVENUES
Trading profit (loss):
  Realized                     (1,312,394)            (5.37)
  Net change in unrealized       (187,248)     (0.77)

  Total Trading Results        (1,499,642)            (6.14)
Interest Income (DWR)             107,342              0.44

  Total Revenues               (1,392,300)            (5.70)

EXPENSES
Brokerage fees (DWR)              142,651              0.58
Management fees                    40,758              0.16

  Total Expenses                  183,409              0.74

NET INCOME (LOSS)              (1,575,709)            (6.44)

Morgan Stanley Dean Witter Charter Series
Statements of Changes in Net Asset Value
For the Month Ended April 30, 2000
(Unaudited)
                      Morgan Stanley Dean Witter Charter Welton L.P.
                       Units          Amount       Per Unit
                                           $          $
Net Asset Value,
  April 1, 2000        2,759,644.126    24,454,512          8.86
Net Income (Loss)                -      (1,575,709)        (0.57)
Redemptions              (39,470.906)   (327,214)      8.29
Subscriptions             78,212.650     648,383       8.29

Net Asset Value,
  April 30, 2000       2,798,385.870  23,199,972        8.29

The accompanying notes are an integral part of these financial statements.

Morgan Stanley Dean Witter Charter Series
Notes to Financial Statements
(Unaudited)

1.  Summary of Significant Accounting Policies

Organization - Morgan Stanley Dean Witter Charter Graham L.P. ("Charter Graham"), Morgan Stanley Dean Witter Charter Millburn L.P. ("Charter Millburn"), and Morgan Stanley Dean Witter Charter Welton L.P. ("Charter Welton"), (individually, a "Partnership", or collectively, the "Partnerships") are limited partnerships organized to engage primarily in the speculative trading of futures and forward contracts, options on futures contracts and on physical commodities and other commodity interests, including foreign currencies, financial instruments, metals, energy, and agricultural products (collectively, "futures interests").

The Partnerships commenced operations on March 1, 1999. The general partner for each Partnership is Demeter Management Corporation ("Demeter"). The non-clearing commodity broker is Dean Witter Reynolds, Inc. ("DWR") and an unaffiliated clearing commodity broker, Carr Futures Inc. ("Carr"), provides clearing and execution services. Demeter and DWR are wholly-owned subsidiaries of Morgan Stanley Dean Witter & Co.

Demeter is required to maintain a 1% minimum interest in the equity of each Partnership and income (losses) are shared by Demeter and Limited Partners based on their proportional ownership interests.

Use of Estimates - The financial statements are prepared in accordance with generally accepted accounting principles, which require management to make estimates and assumptions that affect the reported amounts in the financial statements and related disclosures. Management believes that the estimates utilized in the preparation of the financial statements are precident and reasonable. Actual results could differ from those estimates.

Revenue Recognition - Futures interests are open commitments until settlement date. They are valued at market on a daily basis and the resulting net change in unrealized gains and losses is reflected in the change in unrealized profit (loss) on open contracts from one period to the next in the statements of operations. Monthly, DWR credits each Partnership with interest income on 100% of its average daily funds held in its individual account at DWR at a rate equal to that earned by DWR on its U.S. Treasury bill investments. Carr also credits DWR with the interest income earned in respect to the Partnership's Net Assets maintained in trading accounts at Carr. DWR in turn credits the Partnership with 100% of the interest income received from Carr. For purposes of such interest payments Net Assets do not include monies due the Partnership on forward contracts and other futures interests, but not actually received.

Net Income (Loss) per Unit - Net income (loss) per unit of limited partnership interest ("Unit(s)") is computed using the weighted average number of Units outstanding during the period.

Brokerage and Related Transaction Fees and Costs - Each Partnership pays a flat-rate monthly brokerage fee of 1/12 of 7% of the Partnership's Net Assets as of the first day of each month (a 7% annual rate). Such fees currently cover all brokerage commissions, transaction fees and costs and ordinary administrative and offering expenses.

Operating Expenses - The Partnerships incur monthly management fees and may incur incentive fees. Demeter bears all other operating expenses.

Income Taxes - No provision for income taxes has been made in the accompanying financial statements, as partners are individually responsible for reporting income or loss based upon their respective share of each Partnership's revenues and expenses for income tax purposes.

Distributions - Distributions, other than redemptions of Units, are made on a pro-rata basis at the sole discretion of Demeter. No distributions have been made to date.

Morgan Stanley Dean Witter Charter Series
Notes to Financial Statements
(Concluded)

Continuing Offering - Units of each Partnership are offered at a price equal to 100% of the Net Asset Value per Unit at monthly closings held as of the last day of each month.

Redemptions - Limited partners may redeem some or all of their Units as of the last day of the sixth month following the closing at which a person first becomes a Limited Partner. Redemptions may only be made in whole Units, with a minimum of 100 Units required for each redemption, unless a Limited Partner is redeeming his entire interest in the Partnership.

Units redeemed on or prior to the last day of the twelfth month from the date of purchase will be subject to a redemption charge equal to 2% of the Net Asset Value of a Unit on the Redemption Date. Units redeemed after the last day of the twelfth month and on or prior to the last day of the twenty-fourth month from the date of purchase will be subject to a redemption charge equal to 1% of the Net Asset Value of a Unit on the Redemption Date. Units redeemed after the last day of the twenty-fourth month from the date of purchase will not be subject to a redemption charge.

Exchanges - On the last day of the first month which occurs more than 180 days after a person first becomes a Limited Partner in any of the Partnerships, and at the end of each month thereafter, Limited Partners may transfer their investment among the Partnerships (subject to certain restrictions outlined in the Limited Partnership Agreements) without paying additional charges.

Dissolution of the Partnership - Each Partnership will terminate on December 31, 2035 or at an earlier date if certain conditions occur as defined in each partnership's Limited Partnership Agreement.

2.  Related Party Transactions

Each Partnership pays brokerage fees to DWR as described in Note 1. Each Partnership's cash is on deposit with DWR and Carr in futures interests trading accounts to meet margin requirements as needed. DWR pays interest on these funds as described in Note 1.

3.  Trading Advisors

Demeter, on behalf of each Partnership, retains certain commodity trading advisors to make all trading decisions for the Partnerships. The trading advisors for each Partnership as of December 31, 1999 were as follows:

Morgan Stanley Dean Witter Charter Graham L.P.
  Graham Capital Management L.P.

Morgan Stanley Dean Witter Charter Millburn L.P.
  Millburn Ridgefield Corporation

Morgan Stanley Dean Witter Charter Welton L.P.
  Welton Investment Corporation

Compensation to the trading advisors by the Partnerships consists of a management fee and an incentive fee as follows:

Management Fee - Each Partnership pays a flat-rate monthly fee of 1/12 of 2% of the Net Assets under management by each trading advisor as of the first day of each month (a 2% annual rate).

Incentive Fee - Each Partnership pays a monthly incentive fee equal to 20 % of trading profits as of the end of each calendar month. Trading profits represent the amount by which profits from futures, forward and options trading exceed losses after brokerage and management fees are deducted. When a trading advisor experiences losses with respect to Net Assets as of the end of a calendar month, the trading advisor must earn back such losses before that trading advisor is eligible for an incentive fee in the future.